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                              May 20, 2022

       Liang Lance Zhou
       Chief Executive Officer
       Phoenix Motor Inc.
       1500 Lakeview Loop
       Anaheim, CA 92807

                                                        Re: Phoenix Motor Inc.
                                                            Amendment No. 7 to
Registration Statement on Form S-1
                                                            Filed May 16, 2022
                                                            File No. 333-261384

       Dear Dr. Zhou:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 10, 2022, letter.

       Amendment No. 7 to Form S-1

       General

   1.                                                   We note your response
to prior comment two. Please address the following:

                                                              Exhibit 3.7
appears to change the par value of your stock by means of correcting a typo and, as
previously noted, the reverse 1-for-4 stock split does not appear to affect par value.
Accordingly, please confirm that your board of directors has duly authorized the
change in par value, from $0.0001 to $0.0004.
 Liang Lance Zhou
Phoenix Motor Inc.
May 20, 2022
Page 2
             Revise your disclosure to remove all references to the historic par value of $0.0001, or alternatively to clearly state the date on which the par value was changed to
           $0.0004 (e.g., on pages 92, F-19, and F-31).

             Refile Exhibit 3.7 in text-searchable format.

             Refile Exhibit 4.1 to reflect the current par value of your common stock.
Exhibits

2. We note disclosure on page 89 regarding the loan extended by your parent company.
      Please file the loan agreement as an exhibit to your registration statement pursuant to Item
      601(b)(10) of Regulation S-K.
       You may contact SiSi Cheng at 202-551-5004 or Hugh West at 202-551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact
Jennifer Angelini at 202-551-3047 or Anne Parker at 202-551-3611 with any other questions.



                                                            Sincerely,
FirstName LastNameLiang Lance Zhou
                                                            Division of
Corporation Finance
Comapany NamePhoenix Motor Inc.
                                                            Office of
Manufacturing
May 20, 2022 Page 2
cc:       David Fleming
FirstName LastName